NO ACT

PE
12-12-08

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08070090

Received SEC
DEC 3 1 2008
Washington, DC 20549

December 31, 2008

Bronwen Mantlo
Assistant Secretary and Associate General Counsel
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-31-08

Re: Eli Lilly and Company
Incoming letter dated December 12, 2008

Dear Ms. Mantlo:

This is in response to your letter dated December 12, 2008 concerning the shareholder proposal submitted to Lilly by John Kornelakis and Angeline Kornelakis. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
JAN 26 2009
THOMSON REUTERS

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Kornelakis
Angeline Kornelakis

***FISMA & OMB Memorandum M-07-16***

December 31, 2008

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Eli Lilly and Company
Incoming letter dated December 12, 2008

The proposal relates to purchasing stock, dating options, and business travel.

There appears to be some basis for your view that Lilly may exclude the proposal under rule 14a-8(f). We note that the proponents appear not to have responded to Lilly's request for documentary support indicating that they have satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Lilly omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Lilly relies.

Sincerely,

Gregory S. Belliston
Special Counsel

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Lilly

www.lilly.com

Direct Dial: (317) 433-5455
Facsimile: (317) 277-1680
E-mail: bmantlo@Lilly.com

Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285
U.S.A.

Phone 317 276 2000

VIA EMAIL

December 12, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100F Street, NE
Washington, D.C. 20549

**Re: Eli Lilly and Company - Shareholder Proposal Submitted by John Kornelakis and Angeline Kornelakis**

Ladies and Gentlemen:

Enclosed on behalf of Eli Lilly and Company ("Lilly" or "the Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is a shareholder proposal by John Kornelakis and Angeline Kornelakis (the "proponents") attached hereto as Exhibit A (the "proposal") received by Lilly regarding officer and director equity compensation and travel benefits.

The purpose of this letter is to set forth the reasons why Lilly believes it may properly omit the proposal from Lilly's 2009 proxy statement. In addition, please accept this letter as my opinion, as an attorney admitted to practice in the state of Indiana, as to all matters of law expressed herein.

In accordance with Rule 14a-8(j), we are by separate letter advising the proponents of the proposal of Lilly's intention to omit the Proposal from its proxy statement and providing them with a copy of this letter.

**I. The Proposal.**

The Proponent has submitted the following to be presented at the 2009 Annual Meeting of Shareholders:

> Part (A) Resolve: All Common and Preferred Stocks of Eli Lilly, should be bought by the CEOS and the Board of Directors at the open market price during the trading day.

Part (B) Resolve: No more back dating the stock or any other Free Options.

Part (C) All travels should be for Eli Lilly business and should not be related to CEOS and Directors Benefits.

**II. The proposal may be omitted under Rule 14a-8(b)(1) because the proponents have not provided proof of stock ownership or intent to hold.**

Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a stockholder or stockholders] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the stockholder is not the registered holder, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the stockholder may do by one of the two ways provided in Rule 14a-8( b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

Rule 14a-8(f) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, provided that the company timely notifies the proponent of the problem, and the proponent fails to correct the deficiency within the required time.

The company received the proposal, in a letter dated September 12, 2008 (postmarked September 15), on September 23, 2008. The letter did not include any evidence of stock ownership beyond the statement that the proponents are stockholders. Further, the records of the company's stock transfer agents do not show that the proponents are record owners of the company's stock. The company provided notice to the proponents of the requirement that they provide proof of stock ownership and a statement of intent to hold their stock through the date of the company's annual meeting as described in Rule 14a-8(b). Our letter explained that the proponents must provide proof of stock ownership and a statement of intent to hold stock through the annual meeting of shareholders, as required by Rule 14a-8(b), and included a copy of Rule 14a-8. This letter is attached hereto as Exhibit B, along with verification of delivery on October 6, 2008 by UPS, within fourteen days of receipt by us, as required by Rule 14a-8(f). We have not received a response from the proponents.

On numerous occasions the Staff has taken a no-action position concerning a company's omission of stockholder proposals based on a proponents' failure to provide satisfactory evidence of eligibility under Rule 14a-8( b) and Rule 14a-8(f)(1). See, e.g., Qwest Communications International Inc. (February 29, 2008) (concurring with the exclusion of a stockholder proposal and noting that the proponents appear to have failed to supply, within 14 days of receipt of Qwest's request, documentary support sufficiently evidencing that they satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8( b)); General Motors Corp. (April 5, 2007); Yahoo! Inc. (March 29, 2007); CSK Auto Corp. (January 29, 2007); Scott's Liquid Gold-Inc. (February 27, 2006); Motorola, Inc. (January 10, 2005), Johnson & Johnson (January 3, 2005); Agilent Technologies, Inc. (November 19, 2004); Intel Corp. (January. 29, 2004); Seagate Technology (August 11, 2003);

J.P. Morgan Chase & Co. (March 13, 2002). Similarly, the proponents have not satisfied their burden of proving their eligibility to submit the proposal based on their continuous ownership for at least one year of the requisite amount of company shares as required by Rule 14a-8(b). See, e.g., Chevron Corporation (January 30, 2007). Therefore, we believe this proposal may be omitted pursuant to Rule 14a-8(f)(1)

**III. The proposal may be omitted under Rule 14a-8(i)(1) because it is not a proper subject for shareholder action.**

Under Rule 14a-8(i)(1) a shareholder proposal may be omitted from the company's proxy materials if it is not a proper subject for shareholder action under the laws of the jurisdiction of the company's organization. The note to 14a-8(i)(1) explains that proposals may not be proper under state law if they would be binding on the company, but that most proposals cast as requests or recommendations that the board of directors take certain actions are proper. At the time the corresponding note was added to the predecessor of 14a-8(i)(1) (former 14a-8(c)(1)), the SEC noted:

... it is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that the business and affairs of every corporation organized under this law shall be managed by its board of directors, or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or by-laws. Accordingly, proposals by shareholders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute. Release No. 34-12999 (Nov. 22, 1976), 1976 WL 13702 (S.E.C.) at 7.

In addition, Staff Legal Bulletin No. 14 (July 13, 2001) states: "When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under Rule 14a-8( i)( 1)."

As an Indiana corporation, Lilly is governed by the Indiana Business Corporation Law (Ind. Code 23-1), which is the sort of statute described in Release No. 34-12999, quoted above. It provides:

All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation. Ind. Code 23-1-33-1(b).

Because the proposal would directly establish requirements related to the company's compensation of officers and directors and the company's travel policy, it would be binding on the company. Under Indiana law, such a binding shareholder proposal is improper, absent a specific provision to the contrary in the statute or in the Company's articles of incorporation or by-laws. There is no such provision in the Company's articles of incorporation or by-laws, and there is no other Indiana statute that supersedes Ind. Code 23-1-33-1(b). Thus, it is my opinion that the proposal is not a proper subject for shareholder action under Indiana law, and thus it may be omitted under Rule 14a-8(i)(1).

The Staff has recognized that shareholder proposals that would impose binding shareholder control over executive compensation would constitute improper action by shareholders under Indiana law and applicable state laws similar to that of Indiana. See e.g., The Kroger Co. (April 21, 2000); Union Pacific Corporation (January 25, 1999); Eli Lilly and Company (January 14, 1997) (Indiana law); and Amoco Corporation (February 8, 1994) (Indiana law).

**IV. The proposal may be excluded under Rule 14a-8(i)(3) because it violates Rule 14a-9 and is vague and indefinite.**

Under Rule 14a-8(i)(3), a proposal may be omitted if it is contrary to the proxy rules, including Rule 14a-9, which prohibits false and misleading statements. The note to Rule 14a-9 explains that misleading statements include those that impugn character or make charges, either directly or indirectly, concerning improper or illegal conduct without factual foundation. The Staff has also found that proposals that are vague and indefinite may be excluded from proxy materials as misleading within the meaning of Rule 14a-8(i)(3). We believe the Proposal may be excluded for both reasons.

A. The proposal is vague and indefinite.

Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including rule 14a-9, which prohibits materially false and misleading statements in proxy materials. Pursuant to Staff Legal Bulletin 14B (Sept. 15, 2004), reliance on rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate when the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. See also Yahoo! Inc. (March 26, 2008) and Philadelphia Electric Company (Jul. 30, 1992).

The Staff has regularly concurred with the exclusion of shareholder proposals concerning executive compensation under Rule 14a-8(i)(3) where aspects of the proposals created ambiguities that resulted in the proposals being vague or indefinite. In particular, the Staff has allowed exclusion of proposals relating to executive compensation that failed to define key terms or otherwise provide guidance on how the proposal would be implemented. See, e.g., Verizon Communications, Inc. (February 21, 2008) (proposal requesting a new policy for the compensation of senior executives); Prudential Financial, Inc. (February 16, 2007) (proposal urging Board to seek shareholder approval for "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms and was subject to differing interpretations); International Machines Business Corp. (February 2, 2005) (proposal that "the officers and directors responsible" for IBM's reduced dividend have their "pay reduced to the level prevailing in 1993" was impermissibly vague and indefinite); Woodward Governor Co.

(November 26, 2003) (proposal sought to implement "a policy for compensation of executives... based on stock growth" and included a specific formula for calculating that compensation, but did not specify whether it addressed all executive compensation or merely stock-based compensation); Eastman Kodak Company (March 3, 2003) (proposal seeking to cap executive salaries at $1 million "to include bonus, perks and stock options" failed to define various terms, including "perks," and gave no indication of how options were to be valued); Pfizer Inc. (February 18, 2003) (proposal that board "shall make all stock options to management and board of directors at no less than the highest stock price," and that the stock options contain a buyback provision was impermissibly vague and indefinite); PepsiCo Inc. (February 18, 2003) (excluding the same proposal as Eastman Kodak cited above on substantially similar arguments);General Electric Company (February 5, 2003) (proposal urging the Board "to seek shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees" failed to define critical terms or otherwise provide guidance on how it would be implemented); and General Electric Company (January 23, 2003) (proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal).

The Staff also has consistently concluded that a proposal may be excluded where the meaning and application of terms or standards under the proposals "may be subject to differing interpretations." See, e.g., General Motors Corporation (April 2, 2008) (permitting exclusion of a proposal seeking to implement a "leveling formula" to calculate executive pensions); Berkshire Hathaway Inc. (March 2, 2007) (permitting exclusion of a proposal restricting Berkshire from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order because proposal does not adequately disclose to shareholders the extent to which proposal would operate to bar investment in all foreign corporations); Exxon Corporation (January 29, 1992) (permitting exclusion of a proposal regarding board member criteria because vague terms were subject to differing interpretations); and Fuqua Industries Inc. (March 12, 1991) ("meaning and application of terms and conditions ...in proposal would have to be made without guidance from the proposal and would be subject to differing interpretation"). In Fuqua Industries, Inc. supra, the Staff expressed its belief that "the proposal may be misleading because any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal."

As an initial matter, we note that the proponents cannot intend the literal readings of part A or part C of the proposal, which would require officers and directors to purchase all of the outstanding stock of the company and prohibit them from traveling for any reason other than company business. We infer that the proponents intend to disallow grants to or purchases by officers and directors of stock at a discount to market price, and the perquisite of personal travel on the corporate aircraft. Even assuming that this describes the proponents' intent, it is unclear whether they wish to establish an obligation of officers and directors to purchase company stock, and if so, how much stock, when, and how long it must be held. It is also unclear what the proponents intend with regard to the company's equity compensation plans by their reference to "Free Options" and the requirement that officers and directors purchase stock – the proposal could be read as requiring the company to eliminate stock options, or equity compensation altogether, or to eliminate payouts under equity compensation plans when officers and directors don't truly "earn" their compensation (and thus receive equity for "free"). There is no explanation of what is meant by "Free Options".

We believe that the proposal is so vague that neither shareholders nor the company could predict what implementation of the proposal would entail. Further, we believe that the proposal can be distinguished from recent executive compensation proposals where the Staff declined to concur with exclusion based on Rule 14a-8(i)(3). See, e.g., (the Kroger Co. (March 18, 2008) (regarding a proposal on setting executive performance targets based on certain criteria); Allegheny Energy, Inc. (February 5, 2008) (regarding a "Say-on-Pay" proposal); AT&T Inc. (January 17, 2008) (regarding proposals to set executive performance targets based on certain criteria); and General Electric Company (January 3, 2008) (regarding a proposal on bonus clawbacks). In this case, the proposal lacks specificity and contains terms and concepts that are so loosely communicated that neither shareholders nor the company can anticipate how they would be implemented. Accordingly, we believe that Lilly may properly omit this Proposal from its proxy materials under Rule 14a-8(i)(3) because it is so vague and indefinite that it is misleading.

B. The proposal should be excluded without allowing the proponents an opportunity to revise it.

We are aware that the Staff often affords a proponent an opportunity to correct false and misleading statements. However, there are exceptions where the Staff declined to offer a proponent an opportunity to revise his or her proposal. See e.g., General Motors Corporation (April 2, 2008); Yahoo! Inc. (March 26, 2008); and Verizon Communications, Inc. (February 21, 2008). We believe that it is clear that the proposal is so vague, ambiguous, and misleading that the company and the shareholders cannot determine what action the proposal is contemplating (see Release No. 34-19135 (1982 WL 600869) at 13). As result, we do not believe the proponent should be given the opportunity to revise the proposal.

C. The proposal implies improper or illegal conduct without factual foundation.

The note to Rule 14a-9 states that misleading statement may include:

"Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

The proposal includes statements that violate this provision. Part B of the proposal states "No more back dating the stock. . .". This language implies that the company has, either as a current policy or in the past, back-dated stock options. Further, the supporting statement includes the following language: "Time after time the Executive Branch of our Company, vote themselves Freebies and especially stock until they have the majority stocks. . . . The Stockholders invested their hard earned money to see it disappearing into the hands of the Executive Branch." Such statements imply improper, immoral, and arguably illegal conduct, and impugn the character and integrity of the company and its officers and directors. The proponents provide no factual foundation for these statements and they are, in fact, inaccurate. The company has not and does not back-date stock options, and the company's officers and directors own less than one percent of the outstanding common stock of the company cumulatively. This language is impermissibly misleading, as described in the note to Rule 14a-9, and as a result, even if the proposal as a whole is not omitted, the offending language should be stricken.

* * *

We respectfully request your confirmation that the Division of Corporation Finance will not recommend to the Commission any action if Lilly omits the Proposal from its proxy materials for its 2000 Annual Meeting of Shareholders.

Should you disagree with our conclusions, we would appreciate an opportunity to confer with you prior to the issuance of the staff's Rule 14a-8(j) response. If you have any questions with respect to this matter, please do not hesitate to call me at (317) 433-5455.

Please acknowledge receipt of this letter and the attached material by return email.

Very truly yours,

Bronwen Mantlo

Bronwen Mantlo
Assistant Secretary and Associate General Counsel

Enclosure

cc: John and Angeline Kornelakis

Exhibit A

J.B.L.
SEP 23 2008

J.B.L.
SEP 3 2 2008

John Kornelakis

*** FISMA & OMB Memorandum M-07-16 ***

Sept.12,2008

*** FISMA & OMB Memorandum M-07-16 ***

Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285 USA

I John Kornelakis and Angeline Kornelakis,Stockholders of Eli Lilly, Submit the following proposal:

Part (A) Resolve: All Common and Preferred Stocks of Eli Lilly. should be bought by the CEOS and the Board of Directors at the open market price during the trading day.

Part (B) Resolve: No more back dating the stock or any other Free Options.

Part (C) All travels should be for Eli Lilly business and should not be related to CEOS and Directors Benefits.

The reason for this proposal is:

The Company's CEOS and Directors are overpaid. Time after time the Executive Branch of our Company, vote themselves Freebies and especially stockuntil they have the majority stocks.

The Stockholders invested their hard earned money to see it disappearing into the hands of the Executive Branch. We urge all Stockholders to vote Yes for this proposal, for the benefit of all of us, which includes the Executive Branch.

Sincerely yours,

John Kornelakis
Angeline Kornelakis

J. Komeakis

*** FISMA & OMB Memorandum M-07-16 ***

CLEVE OH 441
15 SEP 2008 PM 1 L



DC
1093

ELI LILLY and COMPANY
LILLY CORPORATE CENTER
INDIANAPOLIS, INDIANA 46285 USA

46285+0000

Exhibit B

Lilly

www.lilly.com

Bronwen L. Mantlo
Assistant Secretary
Phone 317 433 5455 Fax 317 277 1680
e-mail bmantlo@lilly.com

Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285
U.S.A.

Phone 317 276 2000

VIA UPS OVERNIGHT

October 3, 2008

Mr. and Mrs. John Kornelakis

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. and Mrs. Kornelakis:

This will acknowledge receipt of your letter of September 12, 2008, submitting a proposal for consideration at the 2009 Annual Meeting of Shareholders of Eli Lilly and Company and asking that it be included in the company's proxy statement. Mr. James Lootens, the company's Secretary, has asked me to respond to your letter. After we have studied your proposal further, we will contact you with our response.

In the meantime, however, there are some legal details regarding your proposal that require attention. As you know, the SEC has rules that govern proxy statements and shareholder proposals, and a copy of those rules is enclosed for your convenience. In order to be eligible to submit a proposal for inclusion in the company's proxy statement a person must have continuously held at least $2000 of stock for one year before submitting the proposal. In addition, the person must hold that stock through the date of the Annual Meeting and must state that intention in writing. As the rule provides, you must prove your eligibility by sending to us a written statement from the "record" holder (i.e., your broker) verifying that, at the time you submitted your proposal, you continuously held the required amount of stock for at least one year. Because you both are co-sponsoring this proposal, we will need proof of ownership of company stock for both of you, either in your name alone, or in a joint account. We will also need a written statement from both of you of your intentions to hold the required amount of stock through the date of the 2009 Annual Meeting of Shareholders.

As we are required to do under the answer to Question 6 of Rule 14a-8, we are sending you this notice within 14 days after we received your proposal on September 23, 2008. Your response to this request for proof of eligibility must be postmarked, or transmitted electronically, no later than 14 days after you receive this letter.

I apologize for the legalese, but I am sure that you understand that we both need to follow the rules. If you have any questions, please do not hesitate to contact me.

Sincerely,

Bronwen Mantlo

*Note 2 to § 240.14a-7.* When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

**Note 3 to § 240.14a-7.* If the registrant is sending the requesting security holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

**Rule 14a-8. Shareholder Proposals.****

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

**(a) Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

**(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

---

*Effective January 1, 2008, Rule 14a-7 was amended by removing Note 3 to § 240.14a-7 as part of the amendments relating to shareholder choice regarding proxy material. See SEC Release Nos. 34-56135; IC-27911; July 26, 2007. *Compliance Dates:* "Large accelerated filers," as that term is defined in Rule 12b-2 under the Securities Exchange Act, not including registered investment companies, must comply with the amendments regarding proxy solicitations commencing on or after January 1, 2008. Registered investment companies, persons other than issuers, and issuers that are not large accelerated filers conducting proxy solicitations (1) may comply with the amendments regarding proxy solicitations commencing on or after January 1, 2008 and (2) must comply with the amendments regarding proxy solicitations commencing on or after January 1, 2009.

**Effective February 4, 2008, Rule 14a-8 was amended by revising paragraph (e)(1) as part of the smaller reporting company regulatory relief and simplification rules. See SEC Release Nos. 33-8876; 34-56994; 39-2451; December 19, 2007. For compliance dates, see SEC Release No. 33-8876 and the note in the *Red Box* Regulation S-B booklet.

Effective January 10, 2008, Rule 14a-8 was amended by revising paragraph (i)(8) to permit the exclusion of certain shareholder proposals related to the election of directors. The SEC adopted the amendment to provide certainty regarding the meaning of this provision in response to the district court decision in *AFSCME v. AIG*, No. 05-2825-cv (2d Cir., Sept. 5, 2006). See SEC Release No. 34-56914; IC-28075; December 6, 2007.

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

**(c) Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

**(d) Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

**(e) Question 5: What is the deadline for submitting a proposal?**

*(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in

*Effective February 4, 2008, Rule 14a-8 was amended by revising paragraph (e)(1) as part of the smaller reporting company regulatory relief and simplification rules. See SEC Release Nos. 33-8876; 34-56994; 39-2451; December 19, 2007. For compliance dates, see SEC Release No. 33-8876 and the note in the *Red Box* Regulation S-B booklet.

shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

**(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

**(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

**(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

**(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

*Note to paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

*Note to paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

*(8) *Relates to Election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

*Note to paragraph (i)(9):* A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

---

*Effective January 10, 2008, paragraph (i)(8) of Rule 14a-8 was amended to permit the exclusion of certain shareholder proposals related to the election of directors. The SEC adopted the amendment to provide certainty regarding the meaning of this provision in response to the district court decision in *AFSCME v. AIG*, No. 05-2825-cv (2d Cir., Sept. 5, 2006). See SEC Release No. 34-56914; IC-28075; December 6, 2007.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

**(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

**(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

**(l) Question 12: If the company includes my shareholder proposal with its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

**(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

**Rule 14a-9. False or Misleading Statements.**

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

END